Exhibit 16.1

June 30, 2010

Credit One Financial, Inc.

80 Wall Street, Suite 818

New York, NY 10005

Effective June 30, 2010, Ed Moss, Jr. and Joe Krusick are no longer affiliated with Berman Hopkins Wright & LaHam CPA’s & Associates, LLP. As a result, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation.

You should take immediate steps to retain a new accounting firm as there are a number of accounting matters that require immediate attention including, but not limited to, the filing of Form 8-K, item 4.01(a) “Changes on Registrants Certifying Accountant”. Subject to your making arrangements for the payment of outstanding invoices, we will cooperate with your new accountants in addressing matters. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants when they have been identified. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We look forward to helping you make a smooth transition with your new accountants.

Sincerely,

Berman Hopkins Wright & LaHam CPA’s & Associates, LLP

By: /s/ Phil Hayes, Managing Partner

Phil Hayes, Managing Partner

/s/ Steven Wm. Bierbrunner

Steven Wm. Bierbrunner CPA, MST, EQR

Technical Review Partner